April 30, 2007

Mail Stop 4561

Mr. Ernest Mrozek
Vice Chairman and Chief Financial Officer
The ServiceMaster Company
860 Ridge Lake Boulevard
Memphis, TN 38120

> **Re: The ServiceMaster Company**
> **Form 10-K for the year ended December 31, 2006**
> **Filed February 27, 2007**
> **File No. 1-14762**

Dear Mr. Mrozek:

We have reviewed your response letter dated April 23, 2007 and have the following additional comment. As previously stated, this comment should be addressed in all future filings with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Commitments and Contingencies, page 42

1.   We note your response to comment 4, but it does not appear that the MD&A contains a comprehensive discussion of self-insured claims. Given the materiality of the $166 million liability, please include a separate note to the financial statements in future filings to document the activity in self-insured claim accounts, as well as the method used to develop the accrual.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant